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AB 12/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65601

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Creditex Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

Catherine O'Connor 212 323 8512

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(*Name – if individual, state last, first, middle name*)

55 Ivan Allen Jr. Blvd.	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2012
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

1204-1353457

AB 12/4

Affirmation

I, Catherine O'Connor, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Creditex Securities Corporation, as of December 31, 2011, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Catherine O'Connor
President, Chief Compliance Officer,
Financial and Operations Principal



Notary Public

LYNNE N. JOHNSON
Notary Public, State of New York
No. 31-4702211
Qualified in New York County
Commission Expires April 30, 2015

This report ** contains (check all applicable boxes):

(a) Facing Page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c31 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.


STATEMENT OF FINANCIAL CONDITION

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)
As of December 31, 2011
With Report of Independent Registered Public Accounting Firm

(Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC document)
A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington D.C. and the New York regional office of the Securities and Exchange Commission, the region in which Creditex Securities Corporation has its principal place of business.

Ernst & Young LLP


ERNST & YOUNG

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition

As of December 31, 2011

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

Management
Creditex Securities Corporation

We have audited the accompanying statement of financial condition of Creditex Securities Corporation (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Creditex Securities Corporation at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2012

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 5,764,223
Receivable from clearing broker	108,862
Accounts receivable, net of allowance for doubtful accounts of $8,000	214,061
Deferred tax assets	176,441
Deposit with clearing broker	250,000
Other assets	538,425
Total assets	$ 7,052,012
Liabilities and stockholder's equity	
Liabilities:	
Accrued expenses	$ 419,109
Income tax payable to affiliates	121,727
Due to affiliates, net	322,280
Total liabilities	863,116
Stockholder's equity:	
Common stock, par value $0.01 (authorized, issued, and outstanding 44,000,000 shares)	440,000
Additional paid-in capital	1,850,000
Retained earnings	3,898,896
Total stockholder's equity	6,188,896
Total liabilities and stockholder's equity	$ 7,052,012

See accompanying notes.

1. Organization and Description of Business

Creditex Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company brokers securities and commodities transactions between financial institutions and assists in credit event auctions to process settlement of credit derivative trades following a corporate default.

The Company is a wholly-owned subsidiary of CreditTrade, Inc., which is a wholly-owned subsidiary of Creditex Group Inc. (CGI). CGI is a wholly-owned subsidiary of the IntercontinentalExchange, Inc. (ICE), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE).

The Company does not hold funds or assets for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

2. Summary of Significant Accounting Policies

Basis of Presentation – The statement of financial condition and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles.

Commission Revenue – Commission revenue is earned from the brokering of assets between financial institutions. These transactions are either cleared through our clearing broker, submitted to an exchange for settlement or are directly settled between the counterparties. Commission revenue arising from these activities is recognized when both parties to the trade, the buyer and seller, confirm agreement of terms, which occurs on the date the trade is executed.

Clearing Incentive Revenue – The Company receives clearing incentive payments from a certain third party clearinghouse for trades provided to the clearinghouse for clearing. Revenue is recognized by the Company at the time the trades are provided for clearing.

2. Summary of Significant Accounting Policies (continued)

Credit Event Auctions – The Company hosts credit event auctions, which provide a means to ensure a fair, efficient and transparent process for settlement of credit derivative trades following a corporate default. The auctions were developed with Markit Group Limited in close cooperation with the International Swaps and Derivatives Association (ISDA) and major credit derivative dealers. Credit event auction fees are earned for such services and are recognized as revenue when the auction is successfully completed.

Use of Estimates – The preparation of the statement of financial condition in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates also affect the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

Receivables – Receivables from clearing broker represent commissions earned from securities transactions not yet received by the Company from the clearing broker. Accounts receivable consists primarily of fees earned from credit event auctions that are due from ISDA, fees earned for the execution of certain brokerage transactions and amounts due to from a certain third party clearinghouse for incentive rebates earned.

Management performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Estimated credit losses are recorded as an allowance against accounts receivable and are based on management's estimates as a result of its evaluation of the collectability of accounts receivable based on customer financial condition, economic conditions and other factors. Accounts are written off when deemed uncollectible by management. The Company historically has not experienced material credit losses.

Cash and Cash Equivalents – The Company considers all short-term, highly liquid investments with remaining maturities at the purchase date of three months or less to be cash equivalents.

Financial Instruments – The carrying amounts of accounts receivable, other assets, accrued expenses, and other short-term assets and liabilities approximate their fair values based on their short-term nature.

2. Summary of Significant Accounting Policies (continued)

Off-Balance Sheet Risk and Concentration of Credit Risk – The Company's customer securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. The Company maintains a deposit of $250,000 with its clearing broker as collateral against this risk. The deposit is recorded in deposit with clearing broker in the accompanying statement of financial condition.

A significant portion of the Company's commission revenues are generated from several large U.S.-based customers. All of the Company's credit event auction revenues and receivables are from one customer. All of the Company's clearing incentive revenues and receivables are also from one entity. For the year ended December 31, 2011, approximately 50% of commission revenues were generated from the Company's five largest fixed income and commodities customers. All cash and cash equivalents are held with one depository institution.

Prepaid Signing Bonuses – From time to time the Company provides certain employees with signing bonuses in connection with entering into employment agreements with the Company. The Company expenses these bonuses over the term of the agreements, which is typically two years. The unamortized portion of these bonuses totaled $525,000 at December 31, 2011 and is included in other assets in the accompanying statement of financial condition.

Broker Bonuses – Certain brokers earn a commission based on fixed income revenue generated by the broker. The commission earned is recorded at the time the related revenue is recorded by the Company. The accrual for such bonuses is recorded as accrued expenses in the accompanying statement of financial condition.

3. Commitments and Contingencies

The Company did not have any ongoing lease commitments as of December 31, 2011 as such lease commitments reside with CGI.

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. However, the Company does not believe that the resolution of these matters will have a material adverse effect on the Company's financial condition, results of operations, or liquidity. It is possible, however, that future results of operations for any particular period could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

4. Related Party Transactions

In 2011, the Company entered into three Services Agreements with ICE, CGI and Chatham Energy LLC, a subsidiary of ICE, effective August 17, 2011, referred to collectively as "the Agreements." These Agreements replaced the Management Services Agreement dated January 1, 2009 between the Company and CGI. These agreements provide for the sharing of expenses related to administrative, management and brokerage services which include (but are not limited to) accounting, human resources, information technology and occupancy related costs.

During the year ended December 31, 2011, the Company incurred expenses of $2,964,576 for rent, insurance, utilities, personnel, income taxes and other services in accordance with the Agreements. Certain other expenses are recorded directly by the Company. At December 31, 2011, the Company owed $444,007 (net of $22,434 in amounts due from affiliates) to ICE and its subsidiaries for such expenses. Such amount includes $280,548 for 2011 income taxes paid by CGI on behalf of the Company. Payments of this related party balance by the Company are due at least annually under the Agreements and no interest is charged on the balance. Payments of $9,565,240 were made to ICE and its subsidiaries during the year ended December 31, 2011 related to the Agreements and the Management Services Agreement. Salaries, bonuses and benefits of certain personnel of ICE and its subsidiaries directly involved in the operations of the Company and registered representatives of the Company were charged based on allocated time, which are included in service fees from affiliates. Brokerage services are charged based on salaries, bonuses and benefits of registered representatives of the Company and are allocated from CGI based on an estimated percentage of fixed income revenue in relation to total revenues, and are included in employee compensation and benefits.

5. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The Company is also subject to certain notification provisions of the rule relating to the withdrawal of capital. The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined.

At December 31, 2011, the Company had a net capital of $5,166,700 which was $5,107,130 in excess of its required net capital of $59,570. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1.

6. Income Taxes

The Company is included in the consolidated federal, state, and local income tax returns filed by certain affiliates. Income taxes reflected in the accompanying statement of financial condition are calculated as if the Company filed separate income tax returns and are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Unless it is more likely than not that the deferred tax asset will be realized, a valuation allowance is established.

At December 31, 2011, the Company had deferred tax assets of $176,441 that were comprised primarily of book-to-tax timing differences relating to deferred compensation and no valuation allowance has been recognized against these deferred tax assets because management believes it is more likely than not that the deferred tax asset will be realized.

The difference between the statutory and effective tax rate for the period is primarily due to the tax effect of certain non-deductible expenses and certain state and local jurisdictions in which the Company operates.

7. Subsequent Events

The Company has evaluated subsequent events and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying statement of financial condition.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

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